UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 19, 2015

DENBURY RESOURCES INC.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation or organization)

1-12935	**20-0467835**
(Commission File Number)	*(I.R.S. Employer Identification No.)*

5320 Legacy Drive **Plano, Texas**	**75024**
(Address of principal executive offices)	*(Zip code)*
Registrant's telephone number, including area code:	**(972) 673-2000**

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 – Financial Information

Item 2.02 – Results of Operations and Financial Condition

On February 19, 2015, Denbury Resources Inc. issued a press release announcing its 2014 fourth quarter and annual financial and operating results; oil, natural gas and carbon dioxide reserves information as of December 31, 2014; and production and capital expenditures estimates for 2015. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K.

The information furnished in this Item 2.02 and in Exhibit 99.1 hereto shall not be deemed "filed" for purposes of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and shall not be deemed incorporated by reference in any filing with the Securities and Exchange Commission (unless otherwise specifically provided therein), whether or not filed under the Securities Act of 1933, as amended, or the 1934 Act, regardless of any general incorporation language in any such document.

Section 9 – Financial Statements and Exhibits

Item 9.01 – Financial Statements and Exhibits

(d) Exhibits.

The following exhibit is furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit Number	Description
99.1*	Denbury Press Release, dated February 19, 2015.

*   Included herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Resources Inc.
(Registrant)

Date: February 19, 2015   By: /s/ James S. Matthews

James S. Matthews

Senior Vice President, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Denbury Press Release, dated February 19, 2015.

Exhibit 99.1



DENBURY REPORTS 2014 FOURTH QUARTER AND ANNUAL RESULTS AND YEAR-END 2014 PROVED RESERVES

PLANO, TX – **February 19, 2015** – Denbury Resources Inc. (NYSE: DNR) ("Denbury" or the "Company") today announced adjusted net income[1] (a non-GAAP measure) of $93 million for the fourth quarter of 2014, or $0.27 per diluted share. On a GAAP basis, the Company recorded quarterly net income of $364 million, or $1.04 per diluted share, on quarterly revenues of $480 million. Adjusted net income[1] for the fourth quarter of 2014 differs from GAAP net income primarily due to the exclusion of a $451 million (pre-tax) gain on noncash fair value adjustments on commodity derivatives (a non-GAAP measure)[1].

Sequential and year-over-year comparisons of selected quarterly financial items are shown in the following table:

	Quarter Ended		
(in millions, except per share amounts)	Dec. 31, 2014	Sep. 30, 2014	Dec. 31, 2013
Revenues	$480	$633	$596
Net income	364	269	90
Adjusted net income[1] (non-GAAP measure)	93	91	100
Net income per diluted share	1.04	0.77	0.25
Adjusted net income per diluted share[1] (non-GAAP measure)	0.27	0.26	0.27
Cash flow from operations	338	340	349
Adjusted cash flow from operations[1][2] (non-GAAP measure)	350	316	295

Adjusted net income[1] for the fourth quarter of 2014 increased by $2 million on a sequential-quarter basis and decreased by $7 million when compared to the prior-year fourth quarter. The change versus prior-year was primarily due to 2014 fourth quarter decreases in oil revenues as a result of lower realized prices and increases in depletion, depreciation and amortization ("DD&A"), largely offset by settlements on our commodity derivatives and lower lease operating expenses.

Denbury's full-year 2014 adjusted net income[1] was $365 million, or $1.04 per diluted share. On a GAAP basis, the Company recorded full-year 2014 net income of $635 million, or $1.81 per diluted share, on annual revenues of $2.4 billion. Adjusted net income[1] for the full-year 2014 differs from GAAP net income for the year primarily due to the exclusion of a $554 million (pre-tax) gain on noncash fair value adjustments on commodity derivatives[1], and the exclusion of a $114 million (pre-tax) loss on the early extinguishment of debt. Adjusted net income[1] for full-year 2014 decreased by $174 million compared to the same measure in 2013, primarily due to decreases in oil revenues as a result of lower realized prices, as well as increases in DD&A, interest expense, and lease operating expenses in the same year.

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[1]   A non-GAAP measure. See accompanying Schedules that reconcile GAAP to non-GAAP measures along with a statement indicating why the Company believes the non-GAAP measures provide useful information for investors.

[2]   Adjusted cash flow from operations reflects cash flow from operations before working capital changes, but is not adjusted for nonrecurring items.

Year-over-year comparisons of selected annual financial items are shown in the following table:

	Year Ended	
(in millions, except per share amounts)	Dec. 31, 2014	Dec. 31, 2013
Revenues	$2,417	$2,494
Net income	635	410
Adjusted net income[1] (non-GAAP measure)	365	539
Net income per diluted share	1.81	1.11
Adjusted net income per diluted share[1] (non-GAAP measure)	1.04	1.46
Cash flow from operations	1,223	1,361
Adjusted cash flow from operations[1][2] (non-GAAP measure)	1,269	1,272

Management Comment

Phil Rykhoek, Denbury's President and CEO, commented, "The significant decrease in global oil prices during the second half of 2014 and early 2015 have impacted the entire industry. However, we have seen this happen before and therefore we have taken what we believe are prudent and proactive measures in this uncertain price environment to preserve our liquidity and financial strength, such as our earlier decisions to reduce 2015 capital spending by approximately 50% and to maintain our dividend rate at the same level as in 2014. As we look back upon 2014, we see a year in which oil prices reached $107 per barrel ("Bbl") mid-year, then proceeded to fall over 50% by year end, and further to the mid-$40 per barrel range in the new year. The magnitude of this price drop in such a short period of time obviously presents many challenges in planning for both our near-term and long-term development projects. We believe that our adjustments to capital and dividends, coupled with Denbury's strong hedge position, will generate more than adequate cash flows to cover capital expenditures and dividends in 2015 at current strip prices.

"While 2014 certainly had some challenges, Denbury had several positive accomplishments. Denbury's 2014 average daily enhanced oil recovery ("EOR") production increased by 7% to a new record level of 41,079 barrels per day ("Bbls/d"). Also, one of our primary objectives in 2014 was to reduce our operating costs and we have successfully lowered our base lease operating expenses on a sequential-quarter basis throughout 2014. For the fourth quarter of 2014, our base lease operating expenses, excluding Delhi Field remediation costs, averaged $22.64 per barrel of oil equivalent ("BOE"), our lowest level in over a year and 14% lower than fourth quarter of 2013. We anticipate there may be further improvements we can make in this area. For 2014, we also generated adjusted cash flow from operations[1] in excess of our capital expenditures and dividend payments by approximately $107 million, demonstrating our disciplined approach around balancing our cash flows, capital spending and dividends.

"Our proved reserves at December 31, 2014 were 438 million BOE ("MMBOE"), down approximately 30 MMBOE from last year-end primarily due to our production and the absence of any significant new tertiary flood bookings this year. As we have mentioned throughout the year, we did not expect any meaningful reserve bookings in 2014 based on our development plans, as our EOR reserve additions generally correlate with a production response from a new EOR flood.

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[1] A non-GAAP measure. See accompanying Schedules that reconcile GAAP to non-GAAP measures along with a statement indicating why the Company believes the non-GAAP measures provide useful information for investors.
[2] Adjusted cash flow from operations reflects cash flow from operations before working capital changes, but is not adjusted for nonrecurring items.

"During these times of lower oil prices, we must continue to innovate and find new ways to make our business more efficient for the long-term; consequently, we have created innovation teams to undertake a bottoms-up review of each asset to find those opportunities. Our findings to date give us confidence that there are ways to do more with less, while also generating new ideas which require further testing and investigation, but which could have meaningful impacts on our business. We remain confident in our employees, assets and our long-term business model, and believe that this downturn in prices will allow us to sharpen our focus on our initiatives and make a real impact on our future results."

Production

Denbury's total production for the fourth quarter of 2014 averaged 74,875 barrels of oil equivalent per day ("BOE/d"), a 5% increase over fourth quarter of 2013 levels. Tertiary production for the fourth quarter of 2014 averaged 41,873 Bbls/d, up approximately 8% from the prior-year fourth quarter amounts, as production increases at Bell Creek, Oyster Bayou, Tinsley, Heidelberg and Hastings fields more than offset production declines in mature properties and the reversionary assignment of approximately 25% of our interest in the Delhi Field. Fourth quarter of 2014 production was 95% oil, unchanged from the same prior-year period. Denbury's average annual production rate for 2014 was 74,432 BOE/d, up 6% from the prior year's level primarily due to production increases from the Company's tertiary oil fields in 2014 and receiving only nine months of production in 2013 from the purchase of additional interests in Cedar Creek Anticline in late March 2013.

Review of Financial Results

Oil and natural gas revenues, excluding the impact of derivative contracts, decreased 20% when comparing the fourth quarters of 2014 and 2013, as the substantial decrease in realized oil prices in the 2014 quarter more than offset an increase in production. Denbury's average realized oil price, excluding derivative contracts, was $70.80 per Bbl in the fourth quarter of 2014, compared to $93.00 per Bbl in the prior-year fourth quarter. Including derivative settlements, Denbury's average oil price realized was $86.67 per Bbl in the 2014 fourth quarter, compared to $93.00 per Bbl in the prior-year fourth quarter. The oil price realized relative to NYMEX oil prices (the Company's NYMEX oil price differential) moved in a favorable direction in the fourth quarter of 2014, to $2.24 per Bbl below NYMEX prices, compared to $4.57 per Bbl below NYMEX prices in the prior-year fourth quarter, although on an annual basis the Company's oil price differential averaged $2.21 per Bbl below NYMEX in 2014 as compared to $2.62 per Bbl above NYMEX in 2013.

Lease operating expenses, excluding Delhi Field remediation costs, decreased to $22.64 per BOE in the fourth quarter of 2014 from $26.24 per BOE in the fourth quarter of 2013. This decrease was primarily due to lower tertiary workover costs and lower carbon dioxide ("CO_2") costs. Delhi Field remediation costs associated with the 2013 incident at Delhi Field were $3 million, or $0.40 per BOE, in the fourth quarter of 2014, compared to $16 million, or $2.43 per BOE, in the fourth quarter of 2013. Tertiary operating expenses, excluding Delhi Field remediation costs, averaged $24.10 per Bbl in the fourth quarter of 2014, down from $28.72 per Bbl in the prior-year fourth quarter. The decrease in tertiary operating expenses between the periods was primarily the result of increased production, lower workover costs and lower CO_2 costs.

General and administrative expenses were $35 million in the fourth quarter of 2014, increasing $1 million from the prior-year fourth quarter and, on a per-BOE basis, were $5.13 per BOE in the fourth quarter of 2014, down from $5.17 per BOE in the prior-year fourth quarter. On an annual basis, general and administrative expenses increased by 9% on an absolute-dollar basis, primarily due to higher compensation-related costs from increases in headcount, insurance, and professional services, as well as the prior year including a $1.9 million insurance reimbursement.

Interest expense, before capitalized interest, was $50 million in the fourth quarter of 2014 as compared to $54 million in the fourth quarter of 2013, due primarily to a lower average interest rate on the Company's debt, which decreased to 5.3% in the fourth quarter of 2014 from 6.2% in the fourth quarter of 2013, offset in part by a $286 million increase in average debt outstanding. Capitalized interest was $7 million in the fourth quarter of 2014, compared to $15 million in the prior-year fourth quarter, resulting in net interest expense of $43 million in the fourth quarter of 2014, compared to $40 million in the prior-year fourth quarter. The decrease in the average interest rate was primarily due to the Company's April 2014 refinancing of its $996 million in 8¼% Notes with $1.25 billion of 5½% Notes.

Denbury's overall DD&A rate was $22.81 per BOE in the fourth quarter of 2014, compared to $21.98 per BOE in the prior-year fourth quarter. The increase was primarily driven by higher finding and development costs, which were primarily attributable to the reserve additions at Bell Creek in late 2013 that resulted in the transfer of most of that field's development costs from unevaluated to proved properties.

Denbury recorded a noncash pre-tax gain of $451 million in the fourth quarter of 2014 due to changes in the fair values of the Company's derivative contracts, compared to a noncash pre-tax gain of $6 million on fair value changes in the prior-year fourth quarter. Cash received on settlements of derivative contracts was $104 million in the fourth quarter of 2014 and there were no such receipts or payments on our derivative contracts in the fourth quarter of 2013.

Denbury's effective tax rate for the fourth quarter of 2014 was 37.4%, up from 30.7% in the prior-year fourth quarter as that period had a true-up due to a change in our estimated statutory rate. The Company's estimated statutory rate remained at 38%, consistent with the prior-year fourth quarter. Current income taxes represented a $43 million benefit in the fourth quarter of 2014, as the Company was able to carry back net operating losses due to the recognition of reinstated bonus depreciation, which became available in December 2014.

Year-End 2014 Proved Reserves

Denbury's total estimated proved oil and natural gas reserves at December 31, 2014 were 438 MMBOE, consisting of 362 million barrels of crude oil, condensate and natural gas liquids (together, "liquids"), and 452 billion cubic feet (or 76 MMBOE) of natural gas. Reserves were 83% liquids and 77% proved developed, and 49% of such reserves were attributable to Denbury's CO_2 tertiary operations. The net reduction of total proved reserves of 30 MMBOE during 2014 was primarily the result of 27 MMBOE of 2014 production, in addition to 3 MMBOE, net, of other revisions and additions.

	MMBOE
Balance at December 31, 2013	468
Improved recovery	1
2014 production	(27)
Other revisions	(4)
Balance at December 31, 2014	**438**

The estimated discounted net present value of Denbury's proved reserves at December 31, 2014, before projected income taxes, using a 10% per annum discount rate ("PV-10 Value")[1] (a non-GAAP measure), was $8.7 billion, as compared to $10.6 billion at December 31, 2013. PV-10 Value[1] and estimated proved reserves for 2014 were computed using first-day-of-the-month 12-month average prices of $94.99 per Bbl for oil (based on NYMEX prices) and $4.30 per million British thermal unit ("MMBtu")

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[1] A non-GAAP measure. See accompanying Schedules that reconcile GAAP to non-GAAP measures along with a statement indicating why the Company believes the non-GAAP measures provide useful information for investors.

for natural gas (based on Henry Hub cash prices), adjusted for prices received at the field (an average of $91.89 per Bbl for oil and $4.30 per thousand cubic feet ("Mcf") for natural gas). Comparative prices for year-end 2013 were $96.94 per Bbl of oil and $3.67 per MMBtu for natural gas, adjusted for prices received at the field (an average of $100.35 per Bbl for oil and $3.43 per Mcf for natural gas). Although the NYMEX oil price used in the 2014 and 2013 reserve reports decreased by less than $2 between the reports, the change in the Company's NYMEX differentials decreased by approximately $6.50 per Bbl between the 2014 and 2013 reports, causing a significant portion of the reduction in PV-10 Value[1] between the two reports. In addition, the Company's 2014 reserve report reflects its lower capital spending plans for 2015, which defers certain projects to future years and decreases the PV-10 Value[1] associated with those projects.

Denbury's estimated proved CO_2 reserves at year-end 2014, on a gross working interest or 8/8th's basis for operated fields, together with its overriding royalty interest in LaBarge Field in Wyoming, totaled 8.7 trillion cubic feet ("Tcf"), reduced from December 31, 2013 CO_2 reserves of 9.3 Tcf, primarily due to 2014 production. Of these total CO_2 reserves, 5.7 Tcf are located in the Gulf Coast region and 3.0 Tcf in the Rocky Mountain region. In addition to these proved CO_2 reserves, Denbury is currently purchasing CO_2 from two industrial facilities in the Gulf Coast region and a gas processing facility in the Rocky Mountain region, all under long-term contractual agreements. Although there are no proved CO_2 reserves associated with these long-term agreements, they currently supply approximately 10% of the CO_2 Denbury is using for its tertiary operations.

2015 Production and Capital Expenditures

Denbury's 2015 production estimates are unchanged from the ranges disclosed at its November 2014 annual analyst day.

Operating Area	2015 Estimated Production (BOE/d)
Tertiary	42,100 – 43,700
Cedar Creek Anticline	18,000 – 18,800
Gulf Coast Non-Tertiary	8,300 – 8,700
Other Rockies Non-Tertiary	4,100 – 4,300
Total Production	72,500 – 75,500

Also, Denbury's 2015 capital spending budget remains at $550 million, unchanged from its previous guidance.

Conference Call Information

Denbury will host a conference call to review and discuss fourth quarter 2014 financial and operating results, as well as 2015 financial and operating guidance, today, Thursday, February 19, at 10:00 A.M. (Central). Individuals who would like to participate should dial 800.230.1096 or 612.332.0725 ten minutes before the scheduled start time. To access a live audio webcast of the conference call, please visit the investor relations section of the Company's website at www.denbury.com. The audio webcast will be archived on the website for at least 30 days, and a telephonic replay will be accessible for one month after the call by dialing 800.475.6701 or 320.365.3844 and entering confirmation number 324016.

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[1] A non-GAAP measure. See accompanying Schedules that reconcile GAAP to non-GAAP measures along with a statement indicating why the Company believes the non-GAAP measures provide useful information for investors.

Conference Presentation

Phil Rykhoek will be presenting at the Credit Suisse 20th Annual Energy Summit on Tuesday, February 24, 2015 at 8:35 A.M. (Mountain) in Vail, Colorado. The slides for the presentation will be published to the Company's website at www.denbury.com. A live audio webcast of the presentation will be available on the Company's website and will be archived there for approximately 30 days after the presentation.

Annual Meeting Information

Denbury's 2015 Annual Meeting of Stockholders will be held on Tuesday, May 19, 2015, at 3:00 P.M. (Central), at Denbury's corporate offices located at 5320 Legacy Drive, Plano, Texas. The record date for determination of shareholders entitled to vote at the annual meeting is the close of business on Tuesday, March 24, 2015.

Denbury is an independent oil and natural gas company with operations focused in two key operating areas: the Gulf Coast and Rocky Mountain regions. The Company's goal is to increase the value of its properties through a combination of exploitation, drilling and proven engineering extraction practices, with the most significant emphasis relating to CO_2 enhanced oil recovery operations. For more information about Denbury, please visit www.denbury.com.

#   #   #

This press release, other than historical financial information, contains forward-looking statements that involve risks and uncertainties including estimated 2015 production and capital expenditures, estimated cash generated from operations in 2015 and other risks and uncertainties detailed in the Company's filings with the Securities and Exchange Commission, including Denbury's most recent reports on Form 10-K and Form 10-Q. These risks and uncertainties are incorporated by this reference as though fully set forth herein. These statements are based on engineering, geological, financial and operating assumptions that management believes are reasonable based on currently available information; however, management's assumptions and the Company's future performance are both subject to a wide range of business risks, and there is no assurance that these goals and projections can or will be met. Actual results may vary materially. In addition, any forward-looking statements represent the Company's estimates only as of today and should not be relied upon as representing its estimates as of any future date. Denbury assumes no obligation to update its forward-looking statements.

DENBURY CONTACTS:
Mark Allen, Senior Vice President and CFO, 972.673.2000
Ross Campbell, Manager of Investor Relations, 972.673.2825

Financial and Statistical Data Tables and Reconciliation Schedules

Following are unaudited financial highlights for the comparative three and twelve month periods ended December 31, 2014 and 2013. All production volumes and dollars are expressed on a net revenue interest basis with gas volumes converted to equivalent barrels at 6:1.

DENBURY RESOURCES INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

The following information is based on GAAP reported earnings, with additional required disclosures included in the Company's Form 10-K:

	Quarter Ended December 31,		Year Ended December 31,	
In thousands, except per share data	2014	2013	2014	2013
Revenues and other income				
Oil sales	$ 461,843	$ 580,619	$ 2,338,367	$ 2,435,625
Natural gas sales	7,750	6,971	34,106	30,609
CO_2 and helium sales and transportation fees	10,682	8,091	44,643	27,950
Interest income and other income	3,409	3,441	18,089	22,943
Total revenues and other income	483,684	599,122	2,435,205	2,517,127
Expenses				
Lease operating expenses	158,732	188,507	647,559	730,574
Marketing and plant operating expenses	14,116	12,987	64,379	49,246
CO_2 and helium discovery and operating expenses	2,993	5,655	25,222	16,916
Taxes other than income	32,940	44,013	169,701	176,231
General and administrative expenses	35,332	33,971	158,343	145,211
Interest, net of amounts capitalized of $6,789, $14,501, $24,202, and $79,253, respectively	42,867	39,572	183,003	140,709
Depletion, depreciation, and amortization	157,118	144,543	592,972	509,943
Commodity derivatives expense (income)	(554,430)	(5,850)	(555,255)	41,024
Loss on early extinguishment of debt	—	—	113,908	44,651
Other expenses	12,816	5,950	12,816	20,242
Total expenses	(97,516)	469,348	1,412,648	1,874,747
Income before income taxes	581,200	129,774	1,022,557	642,380
Income tax provision (benefit)				
Current income taxes	(43,439)	(13,110)	(42,907)	10,257
Deferred income taxes	261,006	52,892	429,973	222,526
Net income	$ 363,633	$ 89,992	$ 635,491	$ 409,597
Net income per common share				
Basic	$ 1.04	$ 0.25	$ 1.82	$ 1.12
Diluted	$ 1.04	$ 0.25	$ 1.81	$ 1.11
Dividends declared per common share	$ 0.0625	$ —	$ 0.2500	$ —
Weighted average common shares outstanding				
Basic	348,869	362,378	348,962	366,659
Diluted	350,627	365,608	351,167	369,877

DENBURY RESOURCES INC.
SUPPLEMENTAL NON-GAAP FINANCIAL MEASURES (UNAUDITED)

Reconciliation of net income (GAAP measure) to adjusted net income (non-GAAP measure)[1]:

| | Quarter Ended | | | Year Ended | |
| | December 31, | | Sept. 30, | December 31, | |
In thousands	2014	2013	2014	2014	2013
Net income (GAAP measure)	$ 363,633	$ 89,992	$ 268,748	$ 635,491	$ 409,597
Noncash fair value adjustments on commodity derivatives	(450,754)	(5,850)	(277,179)	(553,834)	40,362
Interest income and other income – noncash fair value adjustment – contingent liability	(1,250)	—	—	(1,250)	(7,500)
Lease operating expenses – Delhi Field remediation	2,772	16,000	(9,906)	(7,134)	114,000
CO_2 and helium discovery and operating expenses – CO_2 exploration costs	—	—	—	—	835
Loss on early extinguishment of debt	—	—	—	113,908	44,651
Other expenses – impairment of assets	12,816	3,000	—	12,816	3,000
Other expenses – helium contract-related charges	—	—	—	—	9,207
Other expenses – acquisition transaction costs	—	—	—	—	2,414
Other expenses – accrued lease exit obligation	—	3,217	—	—	3,217
Estimated income taxes on above adjustments to net income	165,838	(6,219)	109,093	165,488	(80,839)
Adjusted net income (non-GAAP measure)	$ 93,055	$ 100,140	$ 90,756	$ 365,485	$ 538,944

(1) See "Non-GAAP Measures" at the end of this report.

Reconciliation of cash flow from operations (GAAP measure) to adjusted cash flow from operations (non-GAAP measure)[1]:

| | Quarter Ended | | | Year Ended | |
| | December 31, | | Sept. 30, | December 31, | |
In thousands	2014	2013	2014	2014	2013
Net income (GAAP measure)	$ 363,633	$ 89,992	$ 268,748	$ 635,491	$ 409,597
Adjustments to reconcile to adjusted cash flow from operations					
Depletion, depreciation, and amortization	157,118	144,543	146,560	592,972	509,943
Deferred income taxes	261,006	52,892	167,356	429,973	222,526
Stock-based compensation	4,409	9,229	8,887	30,513	33,003
Noncash fair value adjustments on commodity derivatives	(450,754)	(5,850)	(277,179)	(553,834)	40,362
Loss on early extinguishment of debt	—	—	—	113,908	44,651
Other	14,391	4,610	1,820	19,787	11,705
Adjusted cash flow from operations (non-GAAP measure)	349,803	295,416	316,192	1,268,810	1,271,787
Net change in assets and liabilities relating to operations	(12,075)	53,570	24,200	(45,985)	89,408
Cash flow from operations (GAAP measure)	$ 337,728	$ 348,986	$ 340,392	$ 1,222,825	$ 1,361,195

(1) See "Non-GAAP Measures" at the end of this report.

DENBURY RESOURCES INC.
SUPPLEMENTAL NON-GAAP FINANCIAL MEASURES (UNAUDITED)

Reconciliation of commodity derivatives income (expense) (GAAP measure) to noncash fair value adjustments on commodity derivatives (non-GAAP measure)[1]:

| | Quarter Ended | | | Year Ended | |
| | December 31, | | Sept. 30, | December 31, | |
In thousands	2014	2013	2014	2014	2013
Receipt (payment) on settlements of commodity derivatives	$ 103,676	$ —	$ (24,914)	$ 1,421	$ (662)
Noncash fair value adjustments on commodity derivatives (non-GAAP measure)	450,754	5,850	277,179	553,834	(40,362)
Commodity derivatives income (expense) (GAAP measure)	$ 554,430	$ 5,850	$ 252,265	$ 555,255	$ (41,024)

(1)   See "Non-GAAP Measures" at the end of this report.

OPERATING HIGHLIGHTS (UNAUDITED)

| | Quarter Ended | | Year Ended | |
| | December 31, | | December 31, | |
	2014	2013	2014	2013
Production (daily – net of royalties)				
Oil (barrels)	70,909	67,860	70,606	66,286
Gas (mcf)	23,796	21,638	22,955	23,742
BOE (6:1)	74,875	71,466	74,432	70,243
Unit sales price (excluding derivative settlements)				
Oil (per barrel)	$ 70.80	$ 93.00	$ 90.74	$ 100.67
Gas (per mcf)	3.54	3.50	4.07	3.53
BOE (6:1)	68.17	89.37	87.33	96.19
Unit sales price (including derivative settlements)				
Oil (per barrel)	$ 86.67	$ 93.00	$ 90.82	$ 100.64
Gas (per mcf)	3.60	3.50	3.99	3.53
BOE (6:1)	83.22	89.37	87.38	96.16
NYMEX differentials				
Gulf Coast region				
Oil (per barrel)	$ 1.20	$ (0.06)	$ 1.73	$ 7.29
Gas (per mcf)	(0.01)	(0.15)	0.05	0.02
Rocky Mountain region				
Oil (per barrel)	$ (9.28)	$ (14.00)	$ (10.19)	$ (8.10)
Gas (per mcf)	(0.73)	(0.58)	(0.53)	(0.57)
Total company				
Oil (per barrel)	$ (2.24)	$ (4.57)	$ (2.21)	$ 2.62
Gas (per mcf)	(0.29)	(0.31)	(0.20)	(0.19)

DENBURY RESOURCES INC.
OPERATING HIGHLIGHTS (UNAUDITED)

Average Daily Volumes (BOE/d) (6:1)	Quarter Ended December 31,		Year Ended December 31,	
	2014	2013	2014	2013
Tertiary oil production				
Gulf Coast region				
Mature properties				
Brookhaven	1,579	2,026	1,759	2,223
Eucutta	1,995	2,280	2,137	2,514
Mallalieu	1,653	1,886	1,799	2,050
Other mature properties [1]	5,864	6,287	6,122	7,016
Total mature properties	11,091	12,479	11,817	13,803
Delhi	3,743	4,793	4,340	5,149
Hastings	4,811	4,270	4,777	3,984
Heidelberg	6,164	5,206	5,707	4,466
Oyster Bayou	5,638	3,869	4,683	2,968
Tinsley	8,767	7,809	8,507	8,051
Total Gulf Coast region	40,214	38,426	39,831	38,421
Rocky Mountain region				
Bell Creek	1,659	177	1,248	56
Total Rocky Mountain region	1,659	177	1,248	56
Total tertiary oil production	41,873	38,603	41,079	38,477
Non-tertiary oil and gas production				
Gulf Coast region				
Mississippi	2,099	2,711	2,318	2,695
Texas	6,677	5,994	6,290	6,540
Other	1,082	1,041	1,061	1,097
Total Gulf Coast region	9,858	9,746	9,669	10,332
Rocky Mountain region				
Cedar Creek Anticline	18,553	18,601	18,834	16,572
Other	4,591	4,516	4,850	4,862
Total Rocky Mountain region	23,144	23,117	23,684	21,434
Total non-tertiary production	33,002	32,863	33,353	31,766
Total production	74,875	71,466	74,432	70,243

(1)   Other mature properties include Cranfield, Little Creek, Lockhart Crossing, Martinville, McComb and Soso fields.

DENBURY RESOURCES INC.
PER-BOE DATA (UNAUDITED)

	Quarter Ended December 31,		Year Ended December 31,	
	2014	2013	2014	2013
Oil and natural gas revenues	$ 68.17	$ 89.37	$ 87.33	$ 96.19
Receipt (payment) on settlements of commodity derivatives	15.05	—	0.05	(0.03)
Lease operating expenses – excluding Delhi Field remediation	(22.64)	(26.24)	(24.10)	(24.05)
Lease operating expenses – Delhi Field remediation	(0.40)	(2.43)	0.26	(4.45)
Production and ad valorem taxes	(4.25)	(6.12)	(5.72)	(6.35)
Marketing expenses, net of third-party purchases, and plant operating expenses	(1.61)	(1.55)	(1.76)	(1.47)
Production netback	54.32	53.03	56.06	59.84
CO_2 and helium sales, net of operating and exploration expenses	1.12	0.37	0.71	0.43
General and administrative expenses	(5.13)	(5.17)	(5.83)	(5.66)
Interest expense, net	(6.22)	(6.02)	(6.74)	(5.49)
Other	6.69	2.72	2.50	0.48
Changes in assets and liabilities relating to operations	(1.75)	8.15	(1.69)	3.49
Cash flow from operations	49.03	53.08	45.01	53.09
DD&A	(22.81)	(21.98)	(21.83)	(19.89)
Deferred income taxes	(37.89)	(8.04)	(15.83)	(8.68)
Loss on early extinguishment of debt	—	—	(4.19)	(1.74)
Noncash fair value adjustments on commodity derivatives	65.44	0.89	20.39	(1.57)
Other noncash items	(0.98)	(10.26)	(0.16)	(5.23)
Net income	$ 52.79	$ 13.69	$ 23.39	$ 15.98

CAPITAL EXPENDITURE SUMMARY (UNAUDITED)

	Quarter Ended December 31,		Year Ended December 31,	
In thousands	2014	2013	2014	2013
Capital expenditures by project				
Tertiary oil fields	$ 186,980	$ 106,505	$ 629,790	$ 534,878
Non-tertiary fields	53,479	87,760	240,187	224,556
Capitalized interest and internal costs [1]	22,279	24,997	89,716	114,197
Oil and natural gas capital expenditures	262,738	219,262	959,693	873,631
CO_2 pipelines	21,060	17,773	45,672	57,136
CO_2 sources [2]	18,958	49,470	56,460	163,710
CO_2 capitalized interest and other	1,416	13,821	4,247	49,021
Capital expenditures, before acquisitions	304,172	300,326	1,066,072	1,143,498
Property acquisitions [3]	7,090	—	8,773	1,032,218
Capital expenditures, total	$ 311,262	$ 300,326	$ 1,074,845	$ 2,175,716

(1) Includes capitalized internal acquisition, exploration and development costs; capitalized interest; and pre-production startup costs associated with new tertiary floods.
(2) Includes capital expenditures related to the Riley Ridge gas processing facility.
(3) Property acquisitions during the year ended December 31, 2013 include capital expenditures of approximately $1.0 billion related to acquisitions during the period that are not reflected as an Investing Activity on Denbury's Consolidated Statements of Cash Flows due to the movement of proceeds through a qualified intermediary to facilitate like-kind-exchange treatment under federal income tax rules.

DENBURY RESOURCES INC.
SELECTED BALANCE SHEET AND CASH FLOW DATA (UNAUDITED)

	December 31,	
In thousands	2014	2013
Cash and cash equivalents	$ 23,153	$ 12,187
Total assets	12,727,802	11,788,737
Borrowings under bank credit facility	$ 395,000	$ 340,000
Borrowings under senior subordinated notes (principal only)	2,852,735	2,600,080
Financing and capital leases	323,624	356,686
Total debt (principal only)	$ 3,571,359	$ 3,296,766
Total stockholders' equity	$ 5,703,856	$ 5,301,406

	Year Ended December 31,	
In thousands	2014	2013
Cash provided by (used in)		
Operating activities	$ 1,222,825	$ 1,361,195
Investing activities	(1,076,755)	(1,275,309)
Financing activities	(135,104)	(172,210)
Cash dividends paid	$ 87,044	$ —

Non-GAAP Measures

Adjusted net income is a non-GAAP measure provided as a supplement to present an alternative net income measure which excludes expense and income items (and their related tax effects) not directly related to the Company's ongoing operations. The excluded items for the periods presented are those which reflect the fair value adjustments on the Company's derivative contracts, fair value adjustments regarding a contingent liability, adjustments to the Company's current estimate of known Delhi Field remediation expenses, the portion of CO_2 and helium discovery and operating expenses attributable to exploration costs, the cost of early debt extinguishment, impairment of assets, helium contract-related charges, transaction-related expenses, and lease exit obligation charges. Management believes that adjusted net income may be helpful to investors, and is widely used by the investment community, while also being used by management, in evaluating the comparability of the Company's ongoing operational results and trends. Adjusted net income should not be considered in isolation or as a substitute for net income reported in accordance with GAAP, but rather to provide additional information useful in evaluating the Company's operational trends and performance.

Adjusted cash flow from operations is a non-GAAP measure that represents cash flow provided by operations before changes in assets and liabilities, as summarized from the Company's Consolidated Statements of Cash Flows. Adjusted cash flow from operations measures the cash flow earned or incurred from operating activities without regard to the collection or payment of associated receivables or payables. Management believes that it is important to consider this additional measure, along with cash flow from operations, as it believes the non-GAAP measure can often be a better way to discuss changes in operating trends in its business caused by changes in production, prices, operating costs and so forth, without regard to whether the earned or incurred item was collected or paid during that period.

Noncash fair value adjustments on commodity derivatives is a non-GAAP measure and is different from "Commodity derivatives expense (income)" in the Consolidated Statements of Operations in that the noncash fair value adjustments on commodity derivatives represent only the net change between periods of the fair market values of open commodity derivative positions, and exclude the impact of cash settlements on commodity derivatives during the period. Management believes that noncash fair value adjustments on commodity derivatives is a useful supplemental disclosure to "Commodity derivatives expense (income)" because the GAAP measure also includes cash settlements on commodity derivatives during the period; the non-GAAP measure is widely used within the industry and by securities analysts, banks and credit rating agencies within the calculation of EBITDA and in adjusting net income to present those measures on a comparative basis across companies, as well as to assess compliance with certain debt covenants.

PV-10 Value is a non-GAAP measure and is different than the Standardized Measure of Discounted Future Net Cash Flows ("Standardized Measure"), which measure at year-end 2014 will be presented in Denbury's upcoming Form 10-K, in that PV-10 Value is a pre-tax number, while the Standardized Measure includes the effect of estimated future income taxes. Denbury's 2014 and 2013 year-end estimated proved oil and natural gas reserves and proved CO_2 reserves quantities were prepared by the independent reservoir engineering firm of DeGolyer and MacNaughton.